Filed by Nvni Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercato Partners Acquisition Corporation

Commission File No. 001-41017

Date: September 12, 2023

Mercato Partners Acquisition Corporation Announces Effectiveness of Registration Statement and September 28, 2023 Special Meeting of Stockholders to Approve Proposed Business Combination with Brazilian software company Nvni Group Limited

SALT LAKE CITY and SAO PAULO, Sept. 12, 2023 – Mercato Partners Acquisition Corporation, a publicly traded special purpose acquisition company (Nasdaq: MPRA) (“Mercato”), today announced that the registration statement on Form F-4 of Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”) has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) as of Thursday, September 7, 2023, relating to the previously announced proposed business combination by and among Mercato, New PubCo, Nuvini Holdings Limited (“Nuvini,” and together with all its subsidiaries, the “Nuvini Group” which includes Nuvini S.A., a leading private serial software business acquirer in Latin America) and Nuvini Merger Sub, Inc.

MPRA Announces Special Meeting of Stockholders to Approve Proposed Business Combination with Nuvini.

Mercato has mailed the definitive proxy statement/prospectus (the “Proxy Statement”) to stockholders of record as of the close of business on September 1, 2023. The Proxy Statement contains a notice and voting instruction form or a proxy card relating to the special meeting of Mercato’s stockholders (the “Special Meeting”).

The Special Meeting to approve the proposed business combination is scheduled on September 28, 2023 at 9:00 a.m. Eastern Time via a virtual meeting format at https://www.cstproxy.com/mercatopartnersspac/sm2023. If the requisite proposals at the Special Meeting are approved and subject to the satisfaction or waiver, as applicable, of all other closing conditions, the parties anticipate that the proposed business combination will close on the business day immediately following the Special Meeting (“Closing”), Mercato will retire its listing on Nasdaq effective as of market close on Closing, and New PubCo’s ordinary shares and warrants will commence trading on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, as of market open on the business day immediately following Closing.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, Mercato requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and, if by internet, no later than 11:59 p.m. Eastern Time on September 27, 2023, to ensure that the stockholder’s shares will be represented at the Special Meeting. Stockholders who hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any Mercato stockholder does not receive the Proxy Statement, such stockholder should (i) reach out to his, her or its broker or (ii) contact Morrow Sodali LLC, Mercato’s proxy solicitor, for assistance via e-mail at MPRA.info@investor.morrowsodali.com or toll-free call at 800-662-5200. Banks and brokers can place a collect call to Morrow Sodali LLC at 203-658-9400 or email at MPRA.info@investor.morrowsodali.com.

Information About Mercato

Mercato Partners Acquisition Corporation is a blank check company formed for the purpose of entering into a business combination with one or more businesses.

Information About the Nuvini Group

Headquartered in São Paulo, Brazil, Nuvini S.A. is the leading private serial software business acquirer in Latin America. The Nuvini Group acquires software companies within SaaS markets in Latin America. It focuses on acquiring profitable “business-to-business” SaaS companies with a consolidated business model, recurring revenue, positive cash generation and relevant growth potential. The Nuvini Group enables its acquired companies to provide mission-critical solutions to customers within its industry or sector. Its business philosophy is to invest in established companies and foster an entrepreneurial environment that would enable companies to become leaders in their respective industries. The Nuvini Group’s goal is to buy, retain and create value through long-term partnerships with the existing management of its acquired companies. To date, Nuvini Group’s portfolio of SaaS companies consists of Effecti Tecnologia Web Ltda., Leadlovers Tecnologia Ltda., Ipê Tecnologia Ltda., Dataminer Dados, Informações e Documentos Ltda., OnClick Sistemas de Informação Ltda., Simplest Software Ltda. and SmartNX Tecnologia Ltda.

Advisors

Maxim Group LLC acted as exclusive financial advisor to Mercato in connection with the business combination. Latham & Watkins LLP served as Mercato’s U.S. legal counsel; Machado Meyer served as its Brazilian legal counsel; and Maples and Calder (Cayman) LLP served as its Cayman legal counsel.

The Nuvini Group and New PubCo were advised by Mayer Brown LLP as their U.S. legal counsel; Tauil & Chequer Advogados, affiliate of Mayer Brown LLP, as their Brazilian legal counsel; and Carey Olsen Cayman Limited, as their Cayman legal counsel.

Important Information About the Business Combination and Where to Find It

On February 26, 2023, Mercato entered into a business combination agreement with Nuvini, New PubCo and Nuvini Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Nvini Intermediate 2 Limited, an exempted company incorporated with limited liability in the Cayman Islands.

In connection with the proposed business combination, New PubCo initially filed with the SEC on June 16, 2023 a registration statement on Form F-4, which includes a preliminary proxy statement/prospectus and other relevant documents. The registration statement has been declared effective and the Proxy Statement has been distributed to Mercato’s stockholders as of the record date for the Special Meeting in connection with Mercato’s solicitation of proxies for the vote by Mercato’s stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities of New PubCo to be issued in connection with the proposed business combination.

THIS PRESS RELEASE IS NOT A SUBSTITUTE FOR THE REGISTRATION STATEMENT, THE PROXY STATEMENT OR ANY OTHER DOCUMENT THAT MERCATO HAS SENT OR WILL SEND TO ITS STOCKHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

The Proxy Statement and other relevant materials for the proposed business combination have been mailed to stockholders of Mercato as of September 1, 2023, the record date established for voting on the Special Meeting relating to the proposed business combination. Mercato stockholders are also able to obtain copies of the Proxy Statement and other documents filed with the SEC free of charge at www.sec.gov, or by directing a request to: Mercato Partners Acquisition Corporation, 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah 84121, or MPRA@mercatopartners.com.

Participants in the Solicitation

Mercato, New PubCo and Nuvini, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mercato stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of the directors and officers of Mercato, New PubCo and Nuvini in the Proxy Statement. Information about Mercato’s directors and executive officers is also available in Mercato’s filings with the SEC free of charge at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination. This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Mercato and Nuvini, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the Nuvini Group’s growth strategy and its continued acquisitions of SaaS businesses in Latin America, and other statements that are not historical facts.

These statements are based on the current expectations of management of Mercato, Nuvini and/or the Nuvini Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Mercato, Nuvini and the Nuvini Group. These statements are subject to a number of risks and uncertainties regarding Nuvini Group’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Mercato stockholders in connection with the business combination; the risk that the transaction may not be completed by Mercato’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Mercato; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the failure to satisfy the conditions to the consummation of the transaction, including the risk that the approval of Nuvini shareholders or Mercato stockholders for the potential business combination is not obtained, the risk that any closing condition in the business combination agreement is not met and the failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to Nuvini Group’s business including the efficiency and timing of its growth strategy which depends exclusively on continued acquisitions of SaaS businesses and relies to a great extent on a target acquisition’s receptiveness to and adoption of the Nuvini Group’s model and their acceptance of its proposals; the risks related to the software market in general and the competition on Nuvini Group’s business; the risks related to the

Nuvini Group’s technology, intellectual property and infrastructure; the risks related to the Nuvini Group’s substantial operations in Brazil; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Nuvini to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Mercato and Nuvini presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide expectations, plans or forecasts of future events and views of Mercato, Nuvini and the Nuvini Group as of the date of this communication. Mercato and Nuvini anticipate that subsequent events and developments will cause their assessments to change. However, while Mercato and Nuvini may elect to update these forward-looking statements in the future, Mercato and Nuvini specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing assessments of Mercato and Nuvini as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Investor Contact

Camilla Carrapatoso

Camilla@nuvini.com.br

Nuvini Press Contact

Luis Claudio Allan - FirstCom Comunicação

luisclaudio@firstcom.com.br

Cel.: (55 11) 99154-3814

Mercato Contact

Scott Klossner

MPRA@mercatopartners.com